AMERICAS SILVER CORPORATION ANNOUNCES CLOSING OF C$20 MILLION FINANCING

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR
DISSEMINATION IN THE UNITED STATES

Toronto, Ontario – June 9, 2016 – Americas Silver Corporation (TSX: USA) (OTCQX: USAPF) (the “Company”) is pleased to announce that, further to its press release on May 20, 2016, it has closed the private placement of approximately 67 million units (the “Units”) at a price of C$0.30 per Unit, for total gross proceeds of approximately C$20 million (the “Offering”). A concurrent private placement of subscription receipts announced May 24, 2016 (the “Concurrent Offering”) with additional gross proceeds of up to C$11.5 million is expected to close on or about Tuesday June 14, 2016. The proceeds of the Concurrent Offering will be held in escrow pending satisfaction of release conditions including shareholder approval.

Each Unit consists of one common share of the Company (each a “Common Share”) and one quarter of one Common Share purchase warrant of the Company (each whole warrant, a “Warrant”). Each Warrant entitles the holder thereof to acquire one Common Share (each, a “Warrant Share”) at an exercise price of C$0.39 per Warrant Share for a period of 5 years following the closing date of the Offering.

The Offering was co-led by GMP Securities L.P. and Medalist Capital Ltd., on behalf of a syndicate of agents including Cormark Securities Inc. and Mackie Research Capital Corporation.

The net proceeds of the Offering are expected to be used by the Company for capital programs at the Galena Complex and San Rafael Property, debt repayment, working capital and general corporate purposes.

All securities issued in the Offering are subject to a statutory four month hold period.

The securities described herein have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and accordingly, may not be offered or sold within the United States except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This press release does not constitute an offer to sell or a solicitation to buy any securities in any jurisdiction.

About Americas Silver Corporation

The Company is a silver mining company focused on growth in precious metals from its existing asset base and execution of targeted accretive acquisitions. It owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Complex in Idaho, USA.

For further information please see SEDAR or www.americassilvercorp.com.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward–looking information” within the meaning of applicable securities laws. Forward–looking information includes, but is not limited to, the closing of the Concurrent Offering and the use of proceeds of the Offering, the Company’s expectations intentions, plans, assumptions and beliefs with respect to, among other things, the San Rafael prefeasibility study, estimates of mineral reserves and resources, realization of mineral reserve estimates, the Cosalá Operations and Galena Complex as well as the Company’s financing efforts. Often, but not always, forward–looking information can be identified by forward–looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward–looking information is based on the opinions and estimates of the Company as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking information. This includes the ability to develop and operate the Cosalá and Galena properties, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks (including ground conditions), government regulation, actual results of current exploration activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward–looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. By its nature, forward–looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific that contribute to the possibility that the predictions, forecasts, and projections of various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward–looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

For more information:

Darren Blasutti
President and CEO
416-848-9503
www.americassilvercorp.com